PRICING SUPPLEMENT	Filed Pursuant to Rule 424(b)(3) Registration No. 333-122639
(To prospectus supplement and prospectus dated February 25, 2005)
Pricing Supplement Number: 2435

7,100,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Bear Notes

Linked to the Performance of the PHLX Housing Sector IndexSM

due June 4, 2009

(the “Notes”)

$10 principal amount per unit

The Notes:

•   The Notes are designed for investors who believe that the
level of the PHLX Housing Sector Index will decrease over
the term of the Notes and who are willing to forego interest payments on the Notes prior to the maturity date.

•   100% principal protection on the maturity date.

•   There will be no payments prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•   The Notes will not be listed on any securities exchange.

•   The Notes will be senior unsecured debt securities of Merrill
Lynch & Co., Inc. and part of a series entitled “Medium
-Term Notes, Series C” and will have the CUSIP
No.: 59021S612.

•   Expected settlement date: April 4, 2005.

Payment on the maturity date:

•   The amount you receive on the maturity date will be based
upon the percentage change in the level of the PHLX
Housing Sector Index over the term of the Notes. On the
maturity date, if the level of the Index:

•    has decreased, you will receive the $10 principal amount per unit plus a supplemental amount equal to 102.5% of the percentage decrease;

•    has increased or has not decreased, you will receive the $10 principal amount per unit.

Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section of this pricing supplement and the accompanying prospectus supplement.

	Per Unit	Total
Public offering price	$10.00	$71,000,000
Underwriting discount	$.20	$1,420,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$69,580,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is March 30, 2005.

“PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by Merrill Lynch, Pierce Fenner & Smith Incorporated, and Merrill Lynch & Co., Inc. is an authorized sublicensee.

Pricing Supplement

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying prospectus supplement and prospectus to help you understand the 100% Principal Protected Bear Notes Linked to the Performance of the PHLX Housing Sector Index due June 4, 2009 (the “Notes”). You should carefully read this pricing supplement and the accompanying prospectus supplement and prospectus to fully understand the terms of the Notes, the PHLX Housing Sector Index (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section of this pricing supplement and the accompanying prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on June 4, 2009. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 principal amount. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying prospectus supplement.

What is the Index?

The Index is a modified capitalization- weighted index designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the Philadelphia Stock Exchange (the “PHLX”) and was set to 250 on January 2, 2002. For a list of the Underlying Stocks and more specific information about the Index, please see the section entitled “The Index” in this pricing supplement.

The Notes are debt obligations of ML&Co. An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the Underlying Stocks.

How has the Index performed historically?

We have included a table and a graph showing the month-end closing level of the Index from January 2002 through February 2005 in the section entitled “The Index—Historical Data on the Index” in this pricing supplement.

We have provided this information to help you evaluate the behavior of the Index in various economic environments; however, this information is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, for each unit of the Notes you own, you will receive a payment equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

Minimum Redemption Amount

The “Minimum Redemption Amount” per unit is $10.00.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Starting Value – Ending Value Starting Value	)	×	Participation Rate

but will not be less than zero.

The “Starting Value” equals 473.95, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of Underlying Stocks or certain futures or options contracts relating to the Index.

The “Participation Rate” equals 102.5%.

For more specific information about the redemption amount payable on the maturity date, please see the section entitled “Description of the Notes” in this pricing supplement.

Examples

Set forth below are two examples of Supplemental Redemption Amount calculations, including a Participation Rate of 102.5%:

Example 1—On the maturity date, the level of the Index is 80% of the Starting Value:

Minimum Redemption Amount: $10.00

Starting Value: 473.95

Hypothetical Ending Value: 379.16

Supplemental Redemption Amount (per unit) = $10 ×	(473.95–379.16)	× 102.5%	= $2.05
473.95

Total payment on the maturity date (per unit) = $10.00 + $2.05 = $12.05

Example 2—On the maturity date, the level of the Index is 110% of the Starting Value:

Minimum Redemption Amount: $10.00

Starting Value: 473.95

Hypothetical Ending Value: 521.35

Supplemental Redemption Amount (per unit) = $10 ×	(473.95–521.35)	× 102.5%	= $0.00	(Supplemental Redemption Amount cannot be less than zero)
473.95

Total payment on the maturity date (per unit) = $10.00 + $0.00 = $10.00

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, on the maturity date. We have designed the Notes for investors who believe the level of the Index will decrease over the term of the Notes and are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities in exchange for the ability to participate in decreases in the level of the Index over the term of the Notes.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until the maturity date. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment on the maturity date will be, or that the actual cash payment on the maturity date will even exceed $10.00 per unit of the Notes. We have determined that this estimated yield will equal 4.06% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a unit of the Notes for $10 and hold the unit until the maturity date, you will be required to pay taxes on the following amounts of ordinary income from the unit each year: $.3032 in 2005, $.4226 in 2006, $.4397 in 2007, $.4581 in 2008 and $.2004 in 2009. However, in 2009, the amount of ordinary income that you will be required to pay taxes on from owning each unit of the Notes may be greater or less than $.2004, depending upon the cash payment on the maturity date you receive. Also, if the cash payment on the maturity date is less than $11.8240, you may have a loss which you could deduct against other income you may have in 2009, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a securities exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this pricing supplement.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the redemption amount payable to you on the maturity date. Under certain circumstances, these duties could result in a conflict of interest between the status of MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

You may not earn a return on your investment

On the maturity date, if the Ending Value is greater than or equal to the Starting Value, we will pay you only the $10 principal amount per unit. This will be true even if the level of the Index was lower than the Starting Value at some time over the term of the Notes but later rises above the Starting Value at the determination of the Ending Value.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The yield that you will receive on your Notes may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the housing industry and the Underlying Stocks and these views are sometimes communicated to clients. However, these views may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in equity markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in the Notes derive information concerning the housing industry from multiple sources. In connection with your purchase of the Notes, you should investigate the housing industry and the Underlying Stocks and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future movements in the housing industry. In addition, since the Notes are designed for investors with a bearish view of the housing industry, you should purchase the Notes only if you believe that the Index will, or is likely to, decline over the term of the Notes.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Index. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future index movements constitutes a recommendation as to the merits of an investment in the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

The Underlying Stocks are concentrated in one industry.

All of the Underlying Stocks are issued by companies in the residential housing industry. As a result, an investment in the Notes will be concentrated in one industry.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, a decrease in the volatility of the Index may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of the Index. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes.    We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index declines or does not decline from the Starting Value. However, if you choose to sell your Notes when the level of the Index is lower than the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this level because of the expectation that the Index will continue to fluctuate until the Ending Value is determined.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tend to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tend to increase. In addition, increases in United States interest rates may decrease the level of the Index, which would generally tend to increase the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the level of the Index, which would generally tend to decrease the trading value of the Notes.

Changes in the volatility of the Index are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes.    In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will increase and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will decrease.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes will decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease in the level of the Index on the maturity date, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the Underlying Stocks or futures or option contracts on the Underlying Stocks or the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of the Underlying Stocks and the Index and, in turn, the level of the Index in a manner that would be adverse to your investment in the Notes. Any purchases by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase the prices of the Underlying Stocks and the Index. Temporary increases in the market prices of the Underlying Stocks and the Index may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of the Underlying Stocks and the Index may rise subsequent to the Pricing Date increasing the level of the Index and therefore reducing the market value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of calculating, among other things, the Ending Value and the redemption amount payable to you on the maturity date. Under certain circumstances, the role of MLPF&S as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Adjustments to the Index; Market Disruption Events” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the redemption amount payable to you on the maturity date. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, the companies included in the Index or providing advisory services to the companies included in the Index, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to the companies included in the Index and, in addition, one or more affiliates of ML&Co. may publish research reports about the companies included in the Index. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of the companies included in the Index does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences

You should consider the tax consequences of investing in the Notes. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on June 4, 2009. Information included in this pricing supplement supercedes information in the accompanying prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is 59021S612.

While on the maturity date a holder of a Note will receive an amount equal to the sum of the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

The Notes will not be subject to redemption by ML&Co. or at the option of any holder of the Notes before the maturity date. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this pricing supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a $10 principal amount per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

On the maturity date, a holder of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value is not lower than the Starting Value, a holder of a Note will be entitled to receive only the Minimum Redemption Amount of the Note.

The “Minimum Redemption Amount” for a Note is $10.00.

The “Supplemental Redemption Amount” for a Note will be determined by the calculation agent and will equal:

$10 ×	(	Starting Value – Ending Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

The “Starting Value” equals 473.95, the closing level of the Index on the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” will be determined by the calculation agent and will equal the average of the closing levels of the Index determined on each of the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined on the last scheduled Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Index; Market Disruption Events”) on that scheduled Business Day.

The “Participation Rate” equals 102.5%.

The “Calculation Period” means the period from and including the seventh scheduled Business Day before the maturity date to and including the second scheduled Business Day before the maturity date.

A “Calculation Day” means any Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

A “Business Day” means any day on which the PHLX, the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date for each Note;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the Underlying Stocks, which includes an assumed aggregate dividend yield of 0.95% per annum, as more fully described below.

This table includes a Participation Rate of 102.5%.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per Note	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of Underlying Stocks(1)(2)
236.98	–50.00%	$15.13	51.30%	10.18%	–14.21%
284.37	–40.00%	$14.10	41.00%	8.41%	–10.53%
331.77	–30.00%	$13.08	30.80%	6.54%	–7.25%
379.16	–20.00%	$12.05	20.50%	4.52%	–4.28%
426.56	–10.00%	$11.03	10.30%	2.36%	–1.56%
473.95(3)	0.00%	$10.00(4)	0.00%	0.00%	0.95%
521.35	10.00%	$10.00	0.00%	0.00%	3.30%
568.74	20.00%	$10.00	0.00%	0.00%	5.51%
616.14	30.00%	$10.00	0.00%	0.00%	7.59%
663.53	40.00%	$10.00	0.00%	0.00%	9.56%
710.93	50.00%	$10.00	0.00%	0.00%	11.44%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from April 4, 2005 to June 4, 2009.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the Underlying Stocks that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 0.95% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this level increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.

(3)	This is the Starting Value.
(4)	The Minimum Redemption Amount cannot be less than $10.00.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and term of your investment.

Adjustments to the Index; Market Disruption Events

If at any time the PHLX makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. Accordingly, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, e.g., due to a split, then the calculation agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified, e.g., as if a split had not occurred.

“Market Disruption Event” means either of the following events as determined by the calculation agent:

(a)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(b)	the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the applicable exchange (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the applicable exchange or otherwise, in options contracts or futures contracts related to the Index, or any successor index, which are traded on any major United States exchange.

For the purposes of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the applicable exchange;

(2)	a suspension in trading in a futures or option contract on an Underlying Stock, the Index or any successor index to the PHLX Housing Sector Index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or option contracts related to that stock or index;

(3)	a suspension of or material limitation on trading on the applicable exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(4)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80A, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered “material”.

As a result of terrorist attacks, the financial markets were closed from September 11, 2001 through September 14, 2001, and levels of the Index are not available for those dates. Those market closures would have constituted Market Disruption Events. The occurrence of a Market Disruption Event could effect the calculation of the payment you may receive on the maturity date. See the section entitled “—Payment on the Maturity Date” in this pricing supplement.

Discontinuance of the Index

If the PHLX discontinues publication of the Index and the PHLX or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by the PHLX or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that the PHLX discontinues publication of the Index, and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the calculation agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including for purposes of determining whether a Market Disruption Event exists.

If the PHLX discontinues publication of the Index before the Calculation Period and the calculation agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; or

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the redemption amount payable to you on the maturity date as described in the preceding paragraph as if that day were a Calculation Day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 principal amount per unit, will be equal to the Minimum Redemption Amount and the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the $10 principal amount per unit plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 2.25% per annum, to the extent that payment of any interest is legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, unless otherwise stated, has been derived from publicly available sources. The information reflects the policies of the PHLX as stated in these sources and these policies are subject to change at the discretion of the PHLX.

The Index is designed to measure the performance of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market (the “Underlying Stocks”). The Index composition includes residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Index (index symbol “HGX”) is published by the PHLX and was set to 250 on January 2, 2002. Options commenced trading on the Index on July 12, 2002. The Index is a modified capitalization-weighted index, which is intended to maintain as closely as possible the proportional capitalization distribution of the portfolio of stocks included in the Index, while limiting the maximum weight of a single stock or group of stocks to a predetermined maximum (normally 25% for a single stock, and 50% to 60% or more for the top five or an aggregation of all stocks weighing 5% or more). This rebalancing is accomplished by occasionally artificially reducing the capitalization of higher weighted stocks and redistributing the weight to lower weighted stocks. The net result is a weight distribution that is less skewed toward the larger stocks, but still does not approach equal weighting. The total capitalization of the portfolio remains the same. The following is a list of companies included in the Index and their trading symbols: American Standard Companies Inc. (ASD); Beazer Homes USA, Inc. (BZH); Centex Corporation (CTX); Champion Enterprises, Inc. (CHB); D.R. Horton, Inc. (DHI); Hovnanian Enterprises, Inc. (HOV); KB Home (KBH); Lennar Corporation (LEN); Masco Corporation (MAS); M.D.C. Holdings, Inc. (MDC); OfficeMax Incorporated (OMX); The PMI Group, Inc. (PMI); Pulte Homes, Inc. (PHM); Radian Group Inc. (RDN); The Ryland Group, Inc. (RYL); Standard Pacific Corp. (SPF); Temple-Inland, Inc. (TIN); Toll Brothers, Inc. (TOL); USG Corporation (USG); Vulcan Materials Company (VMC); and Weyerhaeuser Company (WY). We have provided a brief description of each of the companies included in the Index and their corresponding historical price information in Annex A of this pricing supplement.

The Index is rebalanced at least semi-annually for implementation at the end of each January and July option expiration if the modified capitalization of a single component or group of components exceed the concentration thresholds discussed above as of the last trading day of the previous month. This rebalancing is based on the actual market capitalizations of the component stocks as determined by actual share amounts and closing prices on the last trading day of the previous month. The modified share value for each Underlying Stock comprising the Index remain fixed between rebalancings, except in the event of certain types of corporate actions such as stock splits, mergers, acquisitions, stock repurchases or any similar event with respect to an Underlying Stock resulting in a change in share value greater than 5% or more. When the Index is adjusted between rebalancings for these events, the modified share amounts of the relevant Underlying Stock comprising the Index is adjusted, to the nearest whole share, to maintain the Underlying Stock’s relative weight in the Index immediately prior to the corporate action. In connection with any adjustments to the Index, the Index divisor is adjusted to ensure that there are not changes to the level of the Index as a result of non-market forces.

The PHLX is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the PHLX. No inference should be drawn from the information contained in this pricing supplement that the PHLX makes any representation or warranty, implied or express, to ML&Co., the holder of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Notes to track general stock market performance. The PHLX has no obligation to take the needs of ML&Co. or the holder of the Notes into consideration in determining, composing or calculating the Index. The PHLX is not responsible for, and has not participated in the determination of the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be settled in cash. The PHLX has no obligation or liability in connection with the administration or marketing of the Notes.

None of ML&Co., the calculation agent and MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Index or any successor index.

Historical Data on the Index

The following table sets forth the level of the Index at the end of each month in the period from January 2002 through February 2005. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes.

	2002	2003	2004	2005
January		220.07	353.37	468.61
February		218.78	384.54	503.97
March		214.95	400.65
April		246.03	366.93
May		278.09	371.69
June		280.84	381.29
July	249.47	284.21	366.43
August	244.75	301.46	382.44
September	211.47	305.46	407.98
October	219.08	351.34	395.47
November	233.44	361.85	418.94
December	224.77	366.37	469.32

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On the Pricing Date, the closing value of the Index was 473.95.

License Agreement

The PHLX and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use the PHLX Housing SectorSM Index, which is owned and published by the PHLX, in connection with certain securities, including the Notes. ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between PHLX and MLPF&S provides that the following language must be stated in this pricing supplement:

“PHLX Housing SectorSM Index (HGXSM) (“Index”) is not sponsored, endorsed, sold or promoted by Philadelphia Stock Exchange, Inc. (“PHLX”). PHLX makes no representation or warranty, express or implied, to the owners of the Index or any member of the public regarding the advisability of investing in the Notes generally or in the Index particularly or the ability of the Index to track market performance. PHLX’s only relationship to ML&Co. is the licensing of certain names and marks and of the Index, which is determined, composed and calculated without regard to ML&Co. PHLX has no obligation to take the needs of the ML&Co. or the owners of the Index into consideration in determining, composing or calculating the Index. PHLX is not responsible for and has not participated in any determination or calculation made with respect to the issuance or redemption of the Index. PHLX has no obligation or liability in connection with the administration, purchase, sale, marketing, promotion or trading of the Index.

PHLX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE PHLX HOUSING SECTORSM INDEX (HGXSM) (“INDEX”) OR ANY DATA INCLUDED THEREIN. PHLX MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., OWNERS OF THE INDEX, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. PHLX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL PHLX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying prospectus supplement and supercedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities (except to the extent specifically discussed below), dealers in securities or currencies, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of U.S. federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. The following discussion of the principal United States federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States federal income tax purposes, then the

United States federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of this type of an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

In particular, solely for purposes of applying the CPDI Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment on the maturity date of an amount equal to $11.8240 per unit of the Notes (the “Projected Total Redemption Amount”). This represents an estimated yield on the Notes equal to 4.06% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. On the maturity date of a Note, in the event that the actual cash payment on the maturity date (the “Actual Total Redemption Amount”) exceeds $11.8240 per unit of the Notes (i.e., the Projected Total Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Total Redemption Amount over $11.8240 per unit of the Notes (i.e., the Projected Total Redemption Amount) in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Total Redemption Amount, if any, is less than $11.8240 per unit of the Notes (i.e., the Projected Total Redemption Amount), the amount by which the Projected Total Redemption Amount (i.e., $11.8240 per unit of the Notes) exceeds the Actual Total Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Total Redemption Amount (i.e., $11.8240 per unit of the Notes) in excess of the Actual Total Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder would be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally would equal the U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain would be treated as ordinary income. Any taxable loss would be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally would be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations would be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the potential application of the CPDI Regulations to their investment in the Notes. Investors in the Notes will be able to obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Total Redemption Amount and the estimated yield on the Notes) will have been determined solely for United States federal income tax purposes (i.e., for purposes of applying the CPDI Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Total Redemption Amount will be, or that the Actual Total Redemption Amount will even exceed $10.00.

The following table sets forth the amount of interest that will be deemed to accrue with respect to each $10 principal amount per unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Total Redemption Amount and an estimated yield equal to 4.06% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the CPDI Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
April 4, 2005 through December 4, 2005	$0.2723	$0.2723
December 5, 2005 through June 4, 2006	$0.2086	$0.4809
June 5, 2006 through December 4, 2006	$0.2127	$0.6936
December 5, 2006 through June 4, 2007	$0.2171	$0.9107
June 5, 2007 through December 4, 2007	$0.2215	$1.1322
December 5, 2007 through June 4, 2008	$0.2260	$1.3582
June 5, 2008 through December 4, 2008	$0.2305	$1.5887
December 5, 2008 through June 4, 2009	$0.2353	$1.8240

Projected Total Redemption Amount = $11.8240 per unit of the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual’s death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup Withholding

Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met).

This type of a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the redemption amount payable to you on the maturity date.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in the accompanying prospectus by reference from the Annual Report on Form 10-K of Merrill Lynch & Co., Inc. for the year ended December 31, 2004, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 2, 2005, which reports (1) express an unqualified opinion on the financial statement and financial statement schedule, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	PS-11
Calculation Day	PS-11
Calculation Period	PS-11
Ending Value	PS-4
Index	PS-3
Market Disruption Event	PS-13
Minimum Redemption Amount	PS-4
Notes	PS-1
Participation Rate	PS-4
Pricing Date	PS-4
Starting Value	PS-4
successor index	PS-14
Supplemental Redemption Amount	PS-4
Underlying Stocks	PS-3

ANNEX A

This annex contains tables which provide a brief synopsis of the business of each of the Underlying Stocks as well as the split-adjusted month-end closing market prices for each Underlying Stock in each month from January 2000 through February 2005 (or from the first month-end for which that data is available) as of March 30, 2005. The historical prices of the Underlying Stocks are not indicative of the future performance of the Underlying Stocks. The following information, with respect to the business of each company issuing an Underlying Stock, has been derived from publicly available documents published by that company. Because the common stock of each of those companies is registered under the Securities Exchange Act of 1934, those companies are required to file periodically financial and other information specified by the Securities and Exchange Commission (the “SEC”). For more information about those companies, information provided to or filed with the SEC by those companies can be inspected at the SEC’s public reference facilities or accessed through the SEC’s web site at http://www.sec.gov.

AMERICAN STANDARD COMPANIES INC.

American Standard Companies Inc. is a global, diversified manufacturer of high-quality, brand-name products in three major business segments: air conditioning systems and services; bath and kitchen fixtures and fittings; and vehicle control systems.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	12.50	January	17.20	January	21.57	January	22.22	January	35.40	January	40.04
February	11.63	February	18.88	February	21.77	February	22.84	February	36.32	February	45.80
March	12.33	March	19.69	March	23.58	March	22.92	March	37.92
April	13.67	April	20.08	April	24.90	April	23.73	April	35.06
May	15.40	May	22.21	May	25.17	May	24.66	May	37.52
June	13.67	June	20.03	June	25.03	June	24.64	June	40.31
July	14.85	July	22.68	July	23.84	July	25.47	July	37.89
August	15.44	August	23.28	August	23.88	August	26.73	August	37.61
September	14.81	September	18.33	September	21.21	September	28.08	September	38.91
October	15.29	October	19.30	October	22.23	October	31.90	October	36.57
November	13.94	November	21.17	November	24.83	November	33.23	November	38.94
December	16.44	December	22.74	December	23.71	December	33.57	December	41.32

The closing price on March 30, 2005 was $45.89.

BEAZER HOMES USA, INC.

Beazer Homes USA, Inc. designs, builds and sells primarily single-family homes in various locations within the United States. Beazer also originates mortgages on behalf of its customers through its subsidiaries Beazer Mortgage Corporation or Beazer Mortgage, and provides title services to its customers in many of its markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	6.13	January	15.97	January	26.70	January	19.18	January	31.08	January	49.50
February	6.17	February	15.23	February	30.18	February	19.45	February	35.63	February	57.31
March	6.25	March	13.10	March	25.85	March	19.60	March	35.30
April	6.38	April	19.47	April	29.51	April	23.42	April	32.82
May	6.13	May	20.00	May	26.07	May	28.27	May	33.59
June	6.08	June	21.16	June	26.67	June	27.83	June	33.44
July	7.02	July	24.32	July	20.79	July	25.72	July	31.13
August	8.25	August	21.63	August	21.39	August	27.71	August	32.55
September	9.02	September	16.20	September	20.35	September	28.13	September	35.63
October	9.29	October	15.22	October	21.91	October	33.17	October	36.59
November	10.44	November	22.33	November	21.26	November	35.57	November	41.33
December	13.33	December	24.39	December	20.20	December	32.55	December	48.74

The closing price on March 30, 2005 was $49.70.

CENTEX CORPORATION

Centex Corporation operates, through its subsidiary companies, in four principal business segments: home building, residential mortgage banking, commercial construction and development and sale of land.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	9.80	January	18.20	January	26.51	January	23.58	January	47.76	January	61.31
February	8.77	February	18.34	February	26.04	February	24.64	February	53.40	February	63.59
March	10.61	March	18.56	March	23.14	March	24.23	March	54.06
April	10.75	April	19.23	April	25.09	April	29.42	April	47.95
May	9.25	May	16.61	May	23.95	May	34.60	May	48.49
June	10.47	June	18.16	June	25.75	June	34.67	June	45.75
July	10.67	July	20.96	July	21.37	July	32.73	July	42.42
August	12.87	August	19.52	August	22.50	August	34.02	August	45.77
September	14.32	September	15.03	September	19.76	September	35.12	September	50.46
October	16.49	October	17.05	October	20.27	October	43.97	October	51.94
November	15.76	November	20.14	November	22.43	November	49.34	November	52.47
December	16.74	December	25.44	December	22.37	December	48.55	December	59.58

The closing price on March 30, 2005 was $57.25.

CHAMPION ENTERPRISES, INC.

Champion Enterprises, Inc. and its subsidiaries primarily produce and sell factory-built homes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.69	January	7.05	January	12.36	January	2.95	January	6.68	January	10.79
February	6.31	February	5.50	February	8.83	February	2.06	February	10.65	February	10.35
March	5.75	March	5.15	March	8.00	March	1.84	March	10.60
April	7.06	April	8.05	April	8.30	April	2.42	April	10.89
May	5.69	May	10.62	May	8.02	May	3.55	May	9.35
June	4.88	June	11.38	June	5.62	June	5.18	June	9.18
July	5.44	July	10.90	July	4.02	July	6.49	July	9.73
August	6.63	August	10.50	August	2.68	August	7.25	August	9.63
September	4.25	September	6.95	September	2.94	September	6.35	September	10.29
October	3.88	October	8.81	October	2.32	October	7.10	October	10.89
November	3.13	November	12.07	November	3.65	November	7.22	November	11.48
December	2.75	December	12.31	December	2.85	December	7.00	December	11.82

The closing price on March 30, 2005 was $9.50.

D.R. HORTON, INC.

D.R. Horton, Inc. constructs and sells single-family homes designed principally for first time homebuyers in metropolitan areas of the Mid-Atlantic, Midwest, Southeast, Southwest and West regions of the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	3.19	January	7.07	January	12.48	January	9.55	January	21.08	January	29.84
February	3.10	February	6.85	February	13.30	February	9.16	February	23.84	February	32.82
March	3.60	March	7.05	March	12.57	March	9.60	March	26.57
April	3.56	April	8.07	April	12.90	April	11.85	April	21.60
May	3.60	May	6.87	May	12.26	May	13.15	May	21.68
June	3.74	June	7.57	June	13.02	June	14.05	June	21.30
July	4.27	July	9.18	July	11.10	July	14.08	July	20.72
August	5.41	August	8.41	August	10.38	August	15.56	August	23.21
September	5.16	September	6.95	September	9.31	September	16.35	September	24.83
October	5.56	October	7.45	October	9.64	October	19.90	October	22.50
November	5.57	November	9.34	November	9.56	November	21.85	November	26.41
December	7.34	December	10.82	December	8.68	December	21.63	December	30.23

The closing price on March 30, 2005 was $29.03.

HOVNANIAN ENTERPRISES, INC.

Hovnanian Enterprises, Inc. designs, constructs, markets and sells single-family detached homes, attached townhomes and condominiums, mid-rise and high-rise condominiums, urban infill and active adult homes in planned residential developments. Hovnanian currently offers homes for sale in 275 communities in 24 markets in 13 states throughout the United States.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January		January		January	10.62	January	14.57	January	36.89	January	52.24
February		February		February	13.15	February	16.42	February	40.35	February	55.00
March		March	7.19	March	13.30	March	17.28	March	43.15
April		April	9.25	April	15.22	April	19.90	April	35.97
May		May	8.50	May	16.00	May	28.98	May	35.30
June		June	7.26	June	17.94	June	29.48	June	34.71
July		July	7.38	July	14.27	July	24.68	July	31.03
August		August	7.10	August	15.56	August	30.84	August	34.42
September		September	5.77	September	16.90	September	32.19	September	40.10
October		October	5.85	October	18.91	October	40.64	October	37.54
November		November	6.91	November	16.70	November	46.13	November	40.27
December		December	10.64	December	15.85	December	43.53	December	49.52

The closing price on March 30, 2005 was $50.31.

KB HOME

KB Home is one of America’s leading homebuilders with domestic operations through the United States. Kaufman & Broad S.A., its publicly-traded subsidiary is one of the largest homebuilders in France based on revenues. KB also provides mortgage banking services to the majority of its domestic homebuyers through its wholly-owned subsidiary, KB Home Mortgage Company.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	21.69	January	32.01	January	43.06	January	44.71	January	67.54	January	108.65
February	19.13	February	27.95	February	43.65	February	46.90	February	72.35	February	124.80
March	21.44	March	32.64	March	43.40	March	45.45	March	80.80
April	19.25	April	30.22	April	49.85	April	49.27	April	68.93
May	17.31	May	25.41	May	51.53	May	62.50	May	65.88
June	19.81	June	30.17	June	51.51	June	61.98	June	68.63
July	19.56	July	32.59	July	46.21	July	56.61	July	64.05
August	24.81	August	32.37	August	47.95	August	57.22	August	68.77
September	26.94	September	28.41	September	48.84	September	59.66	September	84.49
October	29.75	October	29.55	October	47.20	October	68.49	October	82.25
November	31.38	November	33.62	November	44.69	November	68.88	November	87.89
December	33.69	December	40.10	December	42.85	December	72.52	December	104.40

The closing price on March 30, 2005 was $115.83.

LENNAR CORPORATION

Lennar Corporation is a homebuilder and is a provider of residential financial services. Lennar’s homebuilding operations include the sale and construction of single-family attached and detached homes, as well as the purchase, development and sale of residential land. The financial services operations provide mortgage financing, title insurance and closing services for Lennar homebuyers and others; acquire, package and resell residential mortgage loans and mortgage-backed securities, perform mortgage loan servicing activities and provide cable television and alarm monitoring services to residents of Lennar communities and others.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.25	January	16.74	January	25.22	January	24.50	January	44.10	January	56.47
February	7.51	February	16.15	February	25.12	February	24.56	February	49.45	February	60.82
March	9.87	March	18.13	March	24.00	March	24.36	March	54.03
April	8.47	April	19.91	April	25.27	April	27.12	April	46.85
May	8.59	May	16.83	May	24.89	May	33.53	May	45.90
June	9.21	June	18.97	June	27.84	June	35.75	June	44.72
July	10.92	July	20.88	July	23.09	July	32.60	July	42.68
August	12.57	August	20.27	August	24.02	August	33.63	August	45.80
September	13.51	September	16.40	September	25.38	September	38.90	September	47.60
October	14.61	October	16.50	October	25.10	October	45.93	October	44.98
November	14.42	November	16.92	November	24.12	November	48.95	November	44.93
December	16.49	December	21.30	December	23.47	December	48.00	December	56.68

The closing price on March 30, 2005 was $56.45.

MASCO CORPORATION

Masco Corporation manufactures, sells and installs home improvement and building products, with emphasis on brand name products and services holding leadership positions in their markets. Masco is among the largest manufacturers in North America of brand name consumer products designed for the home improvement and new construction markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	19.94	January	24.00	January	26.76	January	18.19	January	26.66	January	36.80
February	17.88	February	23.37	February	28.07	February	18.38	February	28.04	February	33.72
March	20.50	March	24.14	March	27.45	March	18.62	March	30.44
April	22.44	April	23.00	April	28.10	April	21.07	April	28.01
May	19.69	May	23.36	May	26.66	May	24.60	May	28.95
June	18.06	June	24.96	June	27.11	June	23.85	June	31.18
July	19.75	July	25.21	July	24.20	July	24.37	July	30.24
August	19.50	August	25.82	August	24.16	August	24.79	August	32.13
September	18.63	September	20.44	September	19.55	September	24.48	September	34.53
October	18.69	October	19.83	October	20.56	October	27.50	October	34.26
November	19.31	November	20.93	November	20.17	November	27.20	November	35.27
December	25.69	December	24.50	December	21.05	December	27.41	December	36.53

The closing price on March 30, 2005 was $34.35.

M.D.C. HOLDINGS, INC.

M.D.C. Holdings, Inc.’s primary business is owning and managing subsidiary companies that sell and build homes under the name Richmond American Homes. M.D.C.’s financial services segment consists of HomeAmerican Mortgage Corporation, which originates mortgage loans primarily for its homebuyers, and American Home Insurance Agency, Inc., which offers third party insurance products to its homebuyers.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	7.42	January	18.13	January	25.51	January	25.11	January	43.81	January	72.80
February	7.98	February	20.66	February	27.90	February	23.87	February	49.25	February	79.62
March	9.42	March	22.74	March	27.46	March	24.40	March	54.15
April	10.02	April	24.86	April	32.10	April	29.31	April	47.53
May	10.15	May	18.22	May	28.30	May	34.82	May	49.48
June	9.79	June	20.46	June	33.06	June	33.76	June	48.93
July	10.51	July	24.24	July	26.45	July	34.80	July	51.65
August	13.17	August	17.63	August	25.56	August	35.73	August	52.96
September	13.66	September	16.02	September	22.44	September	37.76	September	56.23
October	14.38	October	15.41	October	23.87	October	47.08	October	59.04
November	14.74	November	20.68	November	22.70	November	48.50	November	58.23
December	17.31	December	24.02	December	24.32	December	45.10	December	66.49

The closing price on March 30, 2005 was $68.85.

OFFICEMAX INCORPORATED

OfficeMax Incorporated operates a chain of high-volume office products superstores. In addition to offering office products, business-machines and related items, OfficeMax superstores also feature CopyMax and FurnitureMax, in-store modules devoted exclusively to print-for-pay services and office furniture.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	35.38	January	32.93	January	35.60	January	23.91	January	32.45	January	29.51
February	29.81	February	32.08	February	35.95	February	24.12	February	33.70	February	31.57
March	34.75	March	31.40	March	36.24	March	21.85	March	34.65
April	32.56	April	34.98	April	33.87	April	22.97	April	33.73
May	29.13	May	35.25	May	35.58	May	24.57	May	35.15
June	25.88	June	35.17	June	34.53	June	23.90	June	37.64
July	27.63	July	36.20	July	28.99	July	24.79	July	32.25
August	29.88	August	36.70	August	27.05	August	27.25	August	31.29
September	26.56	September	29.50	September	22.80	September	27.60	September	33.28
October	28.69	October	28.56	October	23.79	October	28.05	October	29.52
November	28.88	November	32.04	November	27.08	November	29.51	November	30.27
December	33.63	December	34.01	December	25.22	December	32.86	December	31.38

The closing price on March 30, 2005 was $32.92.

THE PMI GROUP, INC.

The PMI Group, Inc. is an international provider of credit enhancement as well as other products that promote homeownership and facilitate mortgage transactions in the capital markets.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.63	January	28.25	January	35.28	January	28.75	January	38.62	January	39.77
February	18.16	February	28.01	February	35.43	February	27.10	February	39.60	February	40.25
March	23.72	March	32.49	March	37.88	March	25.55	March	37.36
April	24.22	April	32.15	April	40.56	April	30.82	April	43.03
May	25.38	May	34.90	May	42.80	May	30.66	May	43.17
June	23.75	June	36.33	June	38.20	June	26.84	June	43.52
July	31.31	July	34.50	July	35.52	July	33.13	July	41.23
August	31.00	August	32.60	August	33.90	August	35.38	August	41.53
September	33.88	September	31.20	September	27.21	September	33.75	September	40.58
October	36.94	October	27.73	October	29.80	October	38.23	October	38.82
November	31.78	November	31.58	November	32.59	November	37.23	November	41.18
December	33.84	December	33.51	December	30.04	December	37.23	December	41.75

The closing price on March 30, 2005 was $38.38.

PULTE HOMES, INC.

Pulte Homes, Inc. is a publicly held holding company whose subsidiaries engage in the homebuilding and financial services businesses.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	8.72	January	17.25	January	23.58	January	24.99	January	43.14	January	66.08
February	8.41	February	17.18	February	25.97	February	25.42	February	52.76	February	78.02
March	10.44	March	20.21	March	23.93	March	25.08	March	55.60
April	10.75	April	23.39	April	26.60	April	29.00	April	49.17
May	11.09	May	20.20	May	27.12	May	32.80	May	52.75
June	10.81	June	21.32	June	28.74	June	30.83	June	52.03
July	11.47	July	20.76	July	23.96	July	30.56	July	54.63
August	16.47	August	18.93	August	23.87	August	33.28	August	58.95
September	16.50	September	15.33	September	21.32	September	34.01	September	61.37
October	16.66	October	16.25	October	22.96	October	43.26	October	54.88
November	19.31	November	19.63	November	23.47	November	47.77	November	55.26
December	21.09	December	22.34	December	23.94	December	46.81	December	63.80

The closing price on March 30, 2005 was $72.60.

RADIAN GROUP INC.

Radian Group Inc. is a leading credit enhancement provider to the global financial and capital markets. Its subsidiaries provide products and services through three primary business lines: mortgage finance, financial guaranty and other financial services.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	20.16	January	31.07	January	44.90	January	36.90	January	46.56	January	47.94
February	17.34	February	30.93	February	46.67	February	34.87	February	43.70	February	48.33
March	23.81	March	33.88	March	49.08	March	33.38	March	42.60
April	25.47	April	38.75	April	51.90	April	39.70	April	46.51
May	27.50	May	42.45	May	54.30	May	40.27	May	46.00
June	25.88	June	40.45	June	48.85	June	36.65	June	47.90
July	30.44	July	40.02	July	45.80	July	46.81	July	46.02
August	31.06	August	40.11	August	43.46	August	47.59	August	44.30
September	33.75	September	38.50	September	32.66	September	44.40	September	46.23
October	35.44	October	33.87	October	35.27	October	52.90	October	47.93
November	32.50	November	38.30	November	40.90	November	49.35	November	51.25
December	37.53	December	42.95	December	37.15	December	48.75	December	53.24

The closing price on March 30, 2005 was $48.20.

THE RYLAND GROUP INC.

The Ryland Group, Inc. is one of the nation’s largest homebuilders and a leading mortgage-finance company. In addition, Ryland Mortgage Company provides mortgage financing and related services. Ryland’s operations span all significant aspects of the home buying process from design, construction and sale to mortgage origination, title insurance, settlement, escrow and homeowners insurance brokerage services.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	4.11	January	11.52	January	19.58	January	19.82	January	38.13	January	64.87
February	4.44	February	10.07	February	22.33	February	20.65	February	42.86	February	69.55
March	4.69	March	10.38	March	22.55	March	21.60	March	44.42
April	5.03	April	11.88	April	27.50	April	27.12	April	39.48
May	5.55	May	11.33	May	27.00	May	32.55	May	39.80
June	5.53	June	12.65	June	24.88	June	34.70	June	39.10
July	5.00	July	15.62	July	20.45	July	32.45	July	38.71
August	6.14	August	13.45	August	21.33	August	33.58	August	44.08
September	7.75	September	11.92	September	18.59	September	36.56	September	46.33
October	8.06	October	13.38	October	20.80	October	44.45	October	47.70
November	8.75	November	15.01	November	18.76	November	46.08	November	50.68
December	10.19	December	18.30	December	16.68	December	44.32	December	57.54

The closing price on March 30, 2005 was $60.85.

STANDARD PACIFIC CORP.

Standard Pacific Corp. a leading geographically diversified builder of single-family attached and detached homes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	9.31	January	28.15	January	26.37	January	25.25	January	46.70	January	66.53
February	10.63	February	24.00	February	28.58	February	25.77	February	52.31	February	80.00
March	10.00	March	21.10	March	28.10	March	25.51	March	60.00
April	10.06	April	20.40	April	33.57	April	30.25	April	50.44
May	11.38	May	18.45	May	33.00	May	34.38	May	50.95
June	10.00	June	23.15	June	35.08	June	33.16	June	49.30
July	12.69	July	23.56	July	26.25	July	34.00	July	46.41
August	16.44	August	23.47	August	26.35	August	35.54	August	50.47
September	18.00	September	19.51	September	23.38	September	37.90	September	56.37
October	18.75	October	18.25	October	24.28	October	47.85	October	56.15
November	20.63	November	21.20	November	25.50	November	49.93	November	56.01
December	23.38	December	24.32	December	24.75	December	48.55	December	64.14

The closing price on March 30, 2005 was $71.10.

TEMPLE-INLAND, INC.

Temple-Inland, Inc. is a holding company that, through its subsidiaries, operates three business segments: Corrugated Packaging, which is a vertically integrated corrugated packaging operation; Forest Products, which manages forest resources of approximately two million acres of timberland in Texas, Louisiana, Georgia, and Alabama, and manufactures a wide range of building products; and financial services in the areas of consumer and commercial banking, residential lending, real estate development and insurance agency.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	55.94	January	50.99	January	55.36	January	43.22	January	59.05	January	63.60
February	51.13	February	47.59	February	55.69	February	41.90	February	65.15	February	80.20
March	49.81	March	44.25	March	56.72	March	37.40	March	63.34
April	50.13	April	51.00	April	52.94	April	45.30	April	61.77
May	49.69	May	53.11	May	55.68	May	46.64	May	65.32
June	42.00	June	53.29	June	57.86	June	42.91	June	69.25
July	43.44	July	62.05	July	53.70	July	46.39	July	68.25
August	42.44	August	58.36	August	51.15	August	49.78	August	68.28
September	37.88	September	47.49	September	38.63	September	48.55	September	67.15
October	44.75	October	49.99	October	41.02	October	54.03	October	59.12
November	46.00	November	57.14	November	49.05	November	56.53	November	59.59
December	53.63	December	56.73	December	44.81	December	62.67	December	68.40

The closing price on March 30, 2005 was $73.00.

TOLL BROTHERS, INC.

Toll Brothers, Inc. designs, builds, markets and arranges financing for single-family detached and attached homes in luxury residential communities.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	8.50	January	17.40	January	22.80	January	20.12	January	39.11	January	78.07
February	8.31	February	17.88	February	24.52	February	19.37	February	43.90	February	88.05
March	10.00	March	19.25	March	24.93	March	19.30	March	45.43
April	10.84	April	17.75	April	29.75	April	23.25	April	39.57
May	9.69	May	16.33	May	29.50	May	29.03	May	40.91
June	10.25	June	19.66	June	29.30	June	28.31	June	42.32
July	12.09	July	19.75	July	22.85	July	26.50	July	39.74
August	16.31	August	18.40	August	25.00	August	29.72	August	44.39
September	17.19	September	14.84	September	21.74	September	30.42	September	46.33
October	16.25	October	15.58	October	20.48	October	36.84	October	46.35
November	19.94	November	18.13	November	20.97	November	41.41	November	51.38
December	20.44	December	21.95	December	20.20	December	39.76	December	68.61

The closing price on March 30, 2005 was $77.10.

USG CORPORATION

USG Corporation, through its subsidiaries, is a leading manufacturer and distributor of building materials, producing a wide range of products for use in new residential, new nonresidential, and repair and remodel construction as well as products used in certain industrial processes.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	37.63	January	22.20	January	7.50	January	7.06	January	18.24	January	32.10
February	32.50	February	19.04	February	7.00	February	4.52	February	17.32	February	31.59
March	41.94	March	15.28	March	7.00	March	4.16	March	17.49
April	41.75	April	10.87	April	7.05	April	7.01	April	14.23
May	37.69	May	8.36	May	6.18	May	11.64	May	14.05
June	30.38	June	4.22	June	7.15	June	19.00	June	17.58
July	29.38	July	5.32	July	5.85	July	15.19	July	17.24
August	32.19	August	5.05	August	5.03	August	16.66	August	17.58
September	25.06	September	3.73	September	4.00	September	17.24	September	18.23
October	17.06	October	5.39	October	4.47	October	16.75	October	22.39
November	18.31	November	5.12	November	7.85	November	15.07	November	32.72
December	22.50	December	5.72	December	8.45	December	16.57	December	40.27

The closing price on March 30, 2005 was $32.24.

VULCAN MATERIALS COMPANY

Vulcan Materials Company and its subsidiaries are principally engaged in the production, distribution and sale of construction materials and chloralkali and other industrial chemicals. Vulcan is the nation’s largest producer of construction aggregates, a major producer of asphalt and ready-mixed concrete, and a significant chemicals producer, producing chloralkali and other industrial chemicals.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	42.31	January	45.48	January	46.40	January	34.05	January	47.70	January	56.48
February	40.00	February	42.33	February	48.33	February	31.70	February	47.30	February	57.86
March	45.81	March	46.83	March	47.54	March	30.23	March	47.44
April	43.81	April	46.23	April	46.02	April	34.97	April	46.24
May	46.75	May	54.08	May	47.83	May	36.64	May	44.76
June	42.69	June	53.75	June	43.80	June	37.07	June	47.55
July	42.81	July	49.05	July	40.44	July	40.22	July	47.62
August	44.31	August	48.01	August	39.02	August	41.41	August	47.67
September	40.19	September	43.20	September	36.16	September	39.91	September	50.95
October	42.00	October	41.57	October	33.56	October	44.31	October	49.78
November	42.88	November	46.25	November	37.74	November	44.47	November	51.85
December	47.88	December	47.94	December	37.50	December	47.57	December	54.61

The closing price on March 30, 2005 was $56.02.

WEYERHAEUSER COMPANY

Weyerhaeuser Company is principally engaged in the growing and harvesting of timber and the manufacture, distribution and sale of forest products, real estate development and construction, and other real estate related activities.

2000	Closing Price	2001	Closing Price	2002	Closing Price	2003	Closing Price	2004	Closing Price	2005	Closing Price
January	57.38	January	52.50	January	58.32	January	48.05	January	61.46	January	62.40
February	51.31	February	53.74	February	61.82	February	49.85	February	65.25	February	66.93
March	57.00	March	50.79	March	62.86	March	47.83	March	65.50
April	53.44	April	56.53	April	59.61	April	49.59	April	59.20
May	49.63	May	57.21	May	65.50	May	50.38	May	60.48
June	43.00	June	54.97	June	63.85	June	54.00	June	63.12
July	45.69	July	59.73	July	58.75	July	56.29	July	62.00
August	46.31	August	56.75	August	54.51	August	59.50	August	62.51
September	40.38	September	48.71	September	43.77	September	58.45	September	66.48
October	46.94	October	49.91	October	45.30	October	60.23	October	62.64
November	43.75	November	52.85	November	52.60	November	57.00	November	66.00
December	50.75	December	54.08	December	49.21	December	64.00	December	67.22

The closing price on March 30, 2005 was $67.88.

7,100,000 Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

100% Principal Protected Bear Notes

Linked to the Performance of the PHLX Housing Sector Index

due June 4, 2009

(the “Notes”)

$10 principal amount per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

March 30, 2005